EXHIBIT 99.1

For Immediate Release: NR 11-10

EXETER RESOURCE CORPORATION ANNOUNCES REFILING OF MANAGEMENT’S
DISCUSSION AND ANALYSIS TO PROVIDE ADDITIONAL DISCLOSURE

Vancouver, B.C., July 28, 2011 – Exeter Resource Corporation (NYSE-AMEX:XRA, TSX:XRC, Frankfurt:EXB – “Exeter” or the “Company”) announces that it has refiled its management’s discussion and analyses (“MD&A”) for the three month period ended March 31, 2011.

The requirement to refile the MD&A arises as a result of the Company receiving comments from the British Columbia Securities Commission (the “BCSC”) through their continuous disclosure review program. The principal amendments were clarifying within the “Summary of Financial Results” section the accounting principles that the financial data was prepared under, providing specified data derived from the financial statements, removing non-GAAP financial measures previously disclosed, and amending the disclosure within the “Forward Looking Statements” section to more clearly identify statements of forward-looking information contained in the MD&A.  The MD&A has been refiled to comply with the securities regulations and improve the quality of disclosure the Company provides to shareholders and other investors.

The amendments do not affect the Company's cash position or ongoing exploration and business activities.

The refiled MD&A replaces and supersedes the previously filed MD&A dated June 9, 2011 and filed on SEDAR on June 14, 2011. Such previously filed MD&A should be disregarded.

The refiled MD&A can be reviewed on SEDAR at www.sedar.com.

EXETER RESOURCE CORPORATION
Bryce Roxburgh
President and CEO
For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

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NEWS RELEASE